Exhibit 1

[ESCELSA logo]



                ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA

                                     BYLAWS



      Denomination, Organization, Main Offices, Activity Period, Objectives


First Clause. Espirito Santo Centrais Eletricas S.A. shall use the abbreviation ESCELSA and as a corporation it shall have its activities thereto ruled by bylaws and legislation in force.

Second Clause. ESCELSA has its main offices in the city of Vitoria, its activity period shall be indeterminate and it may establish branches, subsidiaries, agencies and offices anywhere within the country.

Third Clause. Social Objectives:

a) To carry out studies, projects, constructions and operations of production mills, transmission lines and distribution of electric power, as well as to enter into trading acts arising from such activities, while retaining the right to simultaneously join other corporations for the accomplishment of other projects;

b) To develop activities associated with the rendering of electric power service, such as: multiple use of electric power poles, through assignment to other users; data transmission through installations while observing relevant legislation; rendering of operational technical services, maintenance and planning of third party electrical installations; optimization services of energy processes and consumer electrical installations, supply of expensive assignment lines, land subject to mill exploration, and reservoirs for better electric power use and supply;


c) To join study groups, syndicates, association groups or any other entity for research purposes in the energy sector or for the training of technical personnel which may be deemed necessary, as well as for the rendering of technical, operational and administrative support services to electrical power subsidiary companies in the public sector.

                                Equity and Shares

Fourth Clause. The share capital is R$ 153.946.942,07 (one hundred and fifty three million, nine hundred and forty six thousand, nine hundred and forty two reais and


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seven cents), divided into 4.550.833 (four million, five hundred and fifty thousand, eight hundred and thirty three nominative common shares), without nominal value.

First Paragraph - Each common share shall correspond to one vote in the General Assembly resolution.

Second Paragraph - Escelsa's shares are indivisible and for each share, only one owner is recognized.

Fifth Clause. The Company shall be authorized to increase its share capital up to a limit of R$ 1.000.000.000,00 (one billion reais), through resolution of the Board of Directors and regardless of statutory reform.

First Paragraph - Within the limits of the authorized capital, the Board of Directors shall deliberate over the issuing of subscription warrants. At the Board of Directors' discretion, the right of first refusal may be ruled out for primary offerings, debentures, and subscription warrants, for which placement is carried out in the stock exchange or through public or private share issues, and in the case of of a share exchange, through public offering of interest acquisition, under the terms established by law.


Second Paragraph- Within the limits of the authorized share capital, and in accordance with the authorized plans of the General Assembly, ESCELSA may grant a share acquisition option to its administrators and employees, or to natural person that renders services to the Company, without shareholders' right of first refusal.

Sixth Clause. Payment of subscribed shares shall comply with the norms and conditions established by the Board of Directors up to the limit stated in Clause 5 and by the General Assembly, should such limit be exceeded.


Sole Paragraph - The shareholder that does not effect payment in accordance to the norms and conditions related hereto shall incur in culpable delay a 12% (twelve percent) interest per annum plus monetary correction, plus a 10% (ten percent) fine on overdue installment.

Seventh Clause. ESCELSA may issue multiple shares in a quantity under 100 (one hundred) shares. Shareholders shall bear the costs for the splitting or reverse splitting of shares that shall be carried out upon request, and the expenses shall not exceed the costs thereof.


Sole Paragraph - Conversion, transference and splitting of shares may be temporarily discontinued while observing norms and limitations established by legislation currently in effect.


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                                   Governance

Eighth Clause. The Board of Directors and an Executive Board shall govern escelsa, the former being a deliberative functional collegiate body with attributes foreseen by the law and without prejudice to those already stated in the bylaws.

First Paragraph - Employees and retirees from ESCELSA, employees and retirees from ESCELSOS, jointly exercising an inherent vote of shares acquired in the Employees Offer, shall have the right to elect a member to ESCELSA's Board of Directors.

Second Paragraph - A minute to be transcribed in a proper book shall be drawn and signed by all attending members and the resolutions upon which action should be taken regarding third parties shall be filed at the Board of Trade and published thereafter.

Third Paragraph - Upon completion of the mandate, the administrators shall remain in the exercise of their capacities until the election of their successors.

Ninth Clause. ESCELSA may have committees, which shall have consulting, executing, or temporary capabilities to analyze and advise on any issues, composed of at least 3 (three) members appointed by the Board, regardless of whether they are Board members, and presided over by the President.

Tenth Clause. The Board of Directors shall be composed of at least 9 (nine) members, with a 3 (three) year mandate, and the appointment of one President, one Vice-President and the remaining Counselors. The President and Vice-President of the Board shall be appointed by the General Meeting.

Sole Paragraph -The appointment of the majority members of ESCELSA's Board of Directors shall be secured? to the Brazilian shareholders or companies under Brazilian law headquartered in the country.


Eleventh Clause. Escelsa's Executive Board shall be composed of a President Director and up to 5 (five) Directors, elected by the Board of Directors with a mandate of 3 (three) years, and full time exercise of their functions.


Twelfth Clause. The Board of Directors and Executive Board term of office shall be made through an appropriate filing in the books.


Thirteenth Clause. The Board of Administration and Executive Board shall be established and shall deliberate in the presence of the majority of members.


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Fourteenth Clause. It shall be the Board of Directors' responsibility to determine ESCELSA's general business goals, as well as ESCELSA's absolute control, the supervision for compliance of guidelines, follow-up of approved program execution and observation of the accomplished results.

Sole Paragraph - The Board of Directors in its attribution practice shall deliberate over the following:

I - Loans to be taken in the Country or abroad in an amount above that which was forecast on the third paragraph of the aforementioned clause;

II- Granting of guarantees of loans taken in the country or abroad, in an amount above the forecast on the third paragraph of hereto clause;

III- Contracts for civil construction, undertakings, supervision, renting of services, consulting, supply and the like that would involve amounts above the forecast on paragraph three of the aforementioned clause;

IV - Officers' election and dismissal, and establishment of their attributions;

V - The company's administrative structure;

VI - the supervision of the company's management, including the request for information or examination of files and documents;

VII - Call for General Meetings;

VIII - Management report and Executive Management account;


IX - issue of Company's shares within the limits authorized on Clause 5, setting issuing conditions including price and term for payment, with power to rule out right of first refusal for the issuing of shares and subscription warrants, which placement should be made through the selling on the stock exchange or by private or public offering, through exchange of shares on takeover bid under the terms established by law;

X - issuing of subscription warrants as forecast on the first paragraph, clause 5 of the Bylaws, and issuing of promissory notes as security, while setting related conditions to each operation thereto;

XI - Grant of call options to its officers and employees or to natural people that render services to the Company, without right of first refusal to the shareholders;

XII - the choice and dismissal of independent auditors;


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XIII - ESCELSA's estimate for total revenue, expenses and capital expenditure in each period, to be determined by the Executive Board;

XIV - the establishment and appointment of committee members as outlined in the Ninth Clause;

XV- the number of officers that shall constitute the Executive Board as provided for on the Eleventh Clause;

XVI - approval for new capital expenditure and/or financing, which amount implies that ESCELSA's total indebtedness exceeds 15% (fifteen per cent) of its net equity, as of the last reported balance sheet or in accordance to any other amount set from time to time;

XVII - use or exploration, at any title and by any person or entity, of equipment, facilities, assets and other of ESCELSA's operational assets, which amount exceeds that forecast on the third paragraph of the relevant article;

XVIII - setting of ESCELSA's management profit sharing

XIX - choice, hiring, and dismissal of any subsidiary's management;

XX - participation or refusal of tender for ESCELSA's public service concession, as well as acceptance or rejection of any alteration of terms or cession of rights arising from such concession;

XXI - establishment of mortgage on ESCELSA's assets, whenever the amount for total assets encumbered by ESCELSA exceeds 5% (five per cent) of net equity, as of the last reported balance sheet;

XXII - suggestion of plans related to admission, career, access, advantages and discipline for ESCELSA's employees;

XXIII - selling or acquiring of permanent assets, which amount exceeds 5% (five per cent) of the amount of the same asset, as of the last reported balance sheet;

XXIV - authorization for stock buyback for the effect of canceling or withholding at ESCELSA's treasury department and future selling; and

XXV - the omitted cases of bylaws hereto;

Second Paragraph - At each fiscal year, The Board of Directors shall examine and submit to the decision of the Ordinary General Meeting, the Annual Report, Balance Sheet, Statement of Profit and Losses Carried Forward, Income Statement and Statement of Changes in Financial Position, as well as Profit Sharing proposals and use of surpluses, while attaching the Fiscal Council Opinion and the Independent Auditors Certificate.



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Third Paragraph - The amount referred to on items I, II, III, and XVII from the first paragraph of the clause shall be 1% (one percent) of net shareholders' equity as of the last reported fiscal year balance sheet.

Fifteenth Clause. The Board of Directors shall meet every two months or whenever called by the President or the majority of board members.

Sixteenth Clause. In case of absence, temporary encumbrance or vacancy, the Vice-President shall replace the president of the Board, assuming both capacities until the General Meeting elects the new President.


                              Executive Management

Seventeenth Clause. The Executive Management shall be the administrative executive body, within the scope designed by the General Assembly and the Board of Directors, while securing Escelsa's regular functioning. The Executive Board shall be endowed with full administrative and management powers to deliberate over any issues related to the social objectives, except certain special items, which by nature or under the Bylaws hereto shall be the responsibility of the General Meeting or the Board of Directors;

First Paragraph -Candidates for the Board of Directors shall be appointed by the President and elected by the Board of Directors.


Second Paragraph - While exercising their capacities, the Board of Directors shall have the following responsibilities among the inherent assignments of the general administrative and managerial powers which are not expressly granted under the Bylaws:


a) To propose fundamental administrative guidelines for deliberation by the Board of Directors;

b) To establish administrative, technical, financial and accounting principles for ESCELSA;

c) To make plans for issuance of negotiable instruments to be submitted to the Board of Directors.

d) Effect revenue forecast, provision for general expenses and estimate of ESCELSA's capital expenditure to be submitted to the Board of Directors on each fiscal year and upon approval, while effecting its due control thereto;

e)       To create and execute ESCELSA's budget;



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f)       To submit proposals to the Board of Directors related to admission, career, assessment, advantages, and discipline system for all ESCELSA employees;

g) To empower the Board's President and Directors to decide, separately over issues that are the Executive Board's responsibilities;

h) To empower the CEO, Directors and employees to authorize expenses while establishing limits and conditions


i) To elaborate at each fiscal year ESCELSA's balance sheet, income statement, Profit and Losses carried forward, Statement of Changes in Financial Position, Profit Sharing Proposal and investment of surpluses for submission, if need be, for appraisal by the Supervisory Board, Independent Auditors, Board of Directors, and examination and deliberation for the General Meeting.

Eighteenth Clause. The Executive Management shall meet at least once a month and whenever necessary.


Nineteenth Clause. It shall be the President Director's responsibility to guide the administrative policy and ESCELSA's representation, calling and presiding over the Executive Management meetings

Twentieth Clause. The following shall be the President Director's responsibility:

a) To supervise ESCELSA's business;

b) To represent ESCELSA in court or outside it, before other entities, shareholders and the general public, empowering any Director as well as accrediting representatives and agents;

c) To manage the publishing of ESCELSA's annual report;

First Paragraph - All acts and instruments that create, modify or extinguish ESCELSA's liabilities, in the opening, transaction or closing of current accounts, endorsements of checks issued on ESCELSA's behalf for deposit in third-party accounts, in the endorsement of checks for deposit on ESCELSA's current account, shall be jointly signed by 2 (two) Directors, or 2 (two) attorneys with special powers, or by 1 (one) Director and 1 (one) attorney with special powers.

Second Paragraph - The Company shall be represented by any Director or attorney in all meetings of corporations in which Escelsa is a significant shareholder or quota holder. The latter shall only act within strict limits determined through the specific authorization of the Board of Directors for the alluded meeting or General meeting.




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Third Paragraph - the attorney's "ad negotia" shall be established through a mandate within a period that shall not exceed 1 (one) year, and such mandate shall be signed by 2 (two) Directors.

Twenty-first Clause. The President Director and the Directors, besides their own duties and responsibilities, shall manage the activity areas assigned to them by the Board of Directors and those responsible by the choice and attributions of their subordinates.


                                Supervisory Board

Twenty-second Clause. The Supervisory Board shall be permanent and shall have 3 (three) substitutes elected by the General Meeting, each with a one-year mandate, whether they are shareholders or not.


                                 General Meeting

Twenty-third Clause. The Common General Assembly shall be held within the first four months following the closing of the fiscal year, with a fixed date and time, in order to:


I -Hear the administrators' account, and examine, discuss and vote on the income statement;

II -  Deliberate over the fiscal year net income destination and profit sharing;

III - Elect, whenever applicable, the Board of Directors and Supervisory Board members and fix their respective fees, as well as the fees for the Executive Management; and

IV - Approve the monetary correction of the share capital.


Twenty-fourth Clause. Apart from those issues foreseen by the law, the General Meeting shall be convoked whenever the Board of Directors may find it convenient, and particularly to deliberate over the following:

I - Subscription rights, resignation of shares and convertible debentures in shares as well as their sale, should they be in treasury;




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II - split-up, or ESCELSA's downstream or upstream mergers, as well as winding-up, corporate liquidation or any of ESCELSA's voluntary acts of financial re-organization; and


III - Share exchange or other negotiable instrument issued by ESCELSA or any of subsidiaries thereof.

Twenty-fifth Clause. The General Meeting tasks shall be directed by a Bureau composed by the President of the Board of Directors, or in the case of his or her absence or impediment, by whomever the General Meeting chooses together with one secretary to be chosen among those present.

Twenty-sixth Clause. The Official Publication shall be conditional upon the shareholders' presence at the General Meeting, as well as compliance to the following requirement, besides others foreseen in law: in the case of shareholders under custody, presentation of the deposit document, at ESCELSA's main office, and voucher issued by the depositary financial institution.

First Paragraph - The deposit of documents referred hereto shall be required for up to 72 (seventy two) hours before the General Meeting takes place.

Second Paragraph - The public notice call shall also have the condition that shareholder presence at the General Meeting be subject to the deposit of respective documents at ESCELSA's main office up to 72 hours before the General Meeting takes place.

                        Fiscal year and Income Statement


Twenty-seventh Clause. The fiscal year shall close at December 31st each year and shall comply with the precepts of the federal legislation under electric power, in what concerns the Income Statement, the legislation on joint stock companies and Bylaws.

First Paragraph - The earnings shall comply to the following rules:

I - From the Net Income in the period shall be deducted losses carried forward and income tax provision;

II - From the Net Income, 5% (five percent) shall be invested in Statutory Reserve Constitution and shall not exceed 20% of share capital;

III - On each fiscal year a compulsory 25% (twenty five percent) dividend distribution of net income shall be effected and adjusted under the terms of law;

IV - ESCELSA may capitalize interest on capital expenditure which were effected with the use of equity on work in progress;



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V - Other reserves may be constituted, under the form and legal limits.


Second Paragraph - The dividend discussed under item III of the first paragraph hereto shall not be compulsory in the fiscal year in which the administration's entities inform the Ordinary General Meeting that it is not compatible with ESCELSA'S financial situation. The Supervisory Board shall manifest over such information.


Third Paragraph - Income which is not shared as a special reserve under the terms of the second paragraph and is not absorbed by losses carried forward from previous fiscal years shall be distributed as soon as the Company recovers its financial status again.

                              General Dispositions

Twenty-eighth Clause. In order to secure the effective and permanent Brazilian headquartering and control of the company under Brazilian law, as well as the obligation of the controllers and ESCELSA's Board of Administration to support the legal and ruling norms and contractual dispositions related to the public services granted, the following rules should be observed by shareholding entities:


I - Alteration of Statutory clauses shall be subject to previous approval of Granting Power, and alterations of Bylaws shall be expressly prohibited, as well as meeting deliberations that imply exclusion or limitation of Brazilian control of the share capital or the company, constitution under Brazilian Laws, headquartering in Brazil, and other such issues related to the change of ESCELSA's corporate objectives;


II - Transfer, assignment, alienation, and taxation under any title or circumstances, direct or indirect, gratuitous or onerous from the total or part of voting shares and/or subscribing rights or stock dividend distributed on account of profit capitalization or ESCELSA's reserve shall be subject to previous and express agreement of Granting Power.


III - Transference of voting shares, rights ownership or shareholder agreements that imply exclusion or limitation of ESCELSA's Brazilian shareholding control, the company's incorporation under Brazilian law, and the maintenance of its headquarters within the country may not be registered on ESCELSA's books or in the share certificates;

IV - Transference of voting share ownership rights which are an integral part of the control block under ESCELSA's Share Registration Book may not be registered, in case the new shareholder shall not sign, together with the transference term, a



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statement in compliance with all clauses and conditions established in the
Granting Contract. Such statement shall be issued in two copies, one of which shall be filed at ESCELSA's main office and the other to be forwarded to the Granting Power;


V - The following term shall be registered on the margin of the controlling ownership share registration: "These shares may not be charged, assigned or transferred under any circumstances, without previous and express consent of the Granting Power."


Twenty-ninth Clause. The Board of Administration shall exercise the attributions for the faithful observation of all legal and governing laws and contractual dispositions related to the rendering of services of electric power; and the company will enact the necessary capital expenditure for the maintenance and improvement of such services, targeting the adequate user's service.


Thirtieth Clause. A specific chapter on the activities and capital expenditure shall be included in the Management Report.

                ________________________________________________


Note: The Extraordinary General Meeting consolidated Bylaws dated March 1st, 1999, which minutes were registered at Espirito Santo Board of Trade, under the number 990070832, on March 8th, 1999.







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